EXHIBIT 2.1

For immediate release	Contact: Joseph Fitzgerald
July 18, 2003	(310) 449-3660

MGM CLOSES SALE OF EQUITY INTEREST

IN RAINBOW CABLE NETWORKS

Los Angeles, CA – Metro-Goldwyn-Mayer Inc. (NYSE:MGM) announced today that it has closed the sale of its 20 percent equity interest in the AMC, IFC (The Independent Film Channel) and WE: Women’s Entertainment cable networks to Cablevision Systems Corporation. The transaction, valued at $500 million, was announced last month. MGM received $250 million in cash at the close. The balance of $250 million is a note payable in five months.

Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise. The Company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Online. In addition, MGM has ownership interests in international television channels reaching almost 100 countries around the globe. For more information on MGM, visit MGM Online at http://www.mgm.com.

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